Lauren B. Prevost 404-504-7744 lbp@mmmlaw.com www.mmmlaw.com
May 8, 2009
VIA FEDERAL EXPRESS
Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grubb & Ellis Healthcare REIT II, Inc. Registration Statement on Form S-11 Filed March 19, 2009 File No. 333-158111
Dear Mr. Kluck:
     On behalf of Grubb & Ellis Healthcare REIT II, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2009 (Registration No. 333-158111) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated April 20, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
General
1.	We note your disclosure on page 17 that the company intends to effect a liquidity event within five years after the completion of your offering stage. Please explain in greater detail

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

when the company expects to complete the offering stage. Also discuss whether the board of directors at such time is required to consider a liquidity event such as those described on page 17 or if the company is required to have a stockholder vote upon the matter. If the company is not obligated to effectuate a liquidity event, please include a risk factor or revise your related risk factors to describe this risk and include this risk on the cover page of the prospectus.
     Response: As provided on page 17 of the Prospectus, the Issuer defines the term “offering stage” to include the period during which the Issuer is offering shares of its common stock to the public for cash, including the proposed offering to which the Registration Statement relates and any subsequent follow-on public offerings but excluding any offerings pursuant to the distribution reinvestment plan or that are limited to any benefit plans. The Issuer does not anticipate conducting more than one follow-on public offering, if any, however it is not precluded from doing so. Also, any public offering conducted by the Issuer is expected to terminate approximately two years from the commencement of the offering unless such offering is terminated earlier or extended for up to one year as may be permitted under applicable law. Because the offering period will not commence until the commencement of the proposed offering to which the Registration Statement relates, the duration of the offering period is presently unknown. Therefore, the Issuer has not provided greater specificity regarding the anticipated completion of the offering period in the Prospectus because such disclosure would be speculative.
     The Issuer presently intends to effect a liquidity event within five years after the completion of the offering period. The Issuer believes that a five-year period will be the appropriate amount of time for the Issuer to invest the proceeds of its public offering(s), stabilize its portfolio of assets and evaluate potential liquidity opportunities. However, the Issuer is not obligated, through its charter or otherwise, to effect a liquidity event within such time or at all. The Issuer is not required to conduct a stockholder vote on the matter. The Issuer has revised the risk factor captioned “We may not effect a liquidity event within our targeted time frame of five years after the completion of our offering stage, or at all. If we do not effect a liquidity event, you may have to hold your investment in shares of our common stock for an indefinite period of time” beginning on page 23 of the Prospectus, the “Prospectus Summary — Summary Risk Factors” beginning on page 5 of the Prospectus and the cover page of the Prospectus in response to the Staff’s comment.
2.	Please provide us with highlighted copies of any study or report that you cite or upon which you rely. For example, we note references on page 69 to studies by the U.S. Census Bureau, the American Hospital Association and First Consulting Group. Please confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consents as exhibits to the registration statement.
     Response: Highlighted copies of the materials cited in the Prospectus, or upon which the Issuer has relied, are being provided supplementally with a copy of this correspondence. The materials were not prepared for the Issuer and the Issuer did not compensate the respective party that prepared the materials.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.
     Response: In accordance with the Staff’s comment, the Issuer has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. In the event the Issuer has any questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, it will contact the Division’s Office of Mergers and Acquisitions.
4.	We note that you may conduct the share repurchase plan during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.
     Response: In accordance with the Staff’s comment, the Issuer has reviewed all elements of its share repurchase plan in determining that it is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. In the event the Issuer has any questions as to whether the program is entirely consistent with that class exemption, it will contact the Division of Market Regulation.
Compensation to Our Advisor, Our Dealer Manager and Their Affiliates, page 10
5.	Please revise the disclosure to reflect the use of offering proceeds as well as your leverage policy. Describe all fees on a leveraged and unleveraged basis. Provide similar disclosure in the more detailed compensation table beginning on page 93.
     Response: The Issuer has revised the disclosure under the caption “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” beginning on page 10 of the Prospectus and the disclosure under the caption “Compensation Table” beginning on page 94 of the Prospectus in order to reflect the management compensation assuming a maximum anticipated amount of leverage (60.0%), where applicable.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

6.	Please note here and on the table beginning on page 93 that personnel costs will be included in the operating expenses paid to your advisor or its affiliates, if true.
     Response: Reimbursable operating expenses of the advisor and its affiliates do not include personnel costs for which the advisor or its affiliates receive a separate fee, as noted in the third bullet point under the caption “Management of Our Company — The Advisory Agreement” beginning on page 90 of the prospectus. In addition, the Issuer has revised the disclosure under the caption “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” beginning on page 10 of the Prospectus and the disclosure under the caption “Compensation Table” beginning on page 94 of the Prospectus to explicitly state that on-site personnel payroll costs are a part of the costs of managing the properties.
Investment Objectives and Strategy and Criteria, page 62
7.	We note that many statements appear to relate to facts or conditions that are not supported by citation references in the accompanying text, including the following examples:

•    As stated on page 67: “Third-party ownership and management of hospital-affiliated medical office buildings substantially reduces the risk that hospitals will violate complex Medicare and Medicaid fraud and abuse strategies.”

•    As stated on page 68: “A growing number of medical providers have determined that third-party development and ownership of real estate with long term leases is an attractive alternative to investing their capital in bricks-and-mortar.”

• As stated on page 69: “The South and West dominate the list of fastest growing states.”
     The basis for your comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.
     Response: The Issuer has revised the disclosure under the caption “Investment Objectives, Strategy and Criteria” beginning on page 62 of the Prospectus in response to the Staff’s comments. In addition, supporting documentation for certain factual assertions is being provided supplementally with a copy of this correspondence.
8.	We note that you will consider geographic trends in your investment strategy and refer to the population growth you anticipate in Southern and Western states, yet you state on page 42 that you expect your properties will be diverse according to geographic area. If it is your intent to focus your investment in the Southern and Western states, please clarify this intent throughout the prospectus. If, however, you plan to invest throughout the United

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

States, please tell us why you believe it is appropriate to discuss population growth in Southern and Western states as a part of your investment strategy.
     Response: The Issuer has revised the disclosure under the caption “Investment Objectives, Strategy and Criteria — Demographic Investing — Geographic Regions” on page 69 of the Prospectus, as well as the risk factor captioned “A high concentration of our properties in a particular geographic area would magnify the effects of downturns in that geographic area” on page 42 of the Prospectus, to clarify that although the Issuer intends to make investments in properties throughout the United States, it is likely that a significant portion of the Issuer’s portfolio will be in Southern and Western states due to growing populations in those states.
Investment Policies and Limitations, page 75
9.	You state that your general policy will be to not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans on such property, including your loan, would exceed an amount equal to 85 percent of the appraised value of the property, but that your general policy will be that the aggregate value of such loans not exceed 75 percent of the appraised value of the property. The current disclosure makes it unclear if your policy is to limit loans to 75 or 85 percent of the disclosure, and under which circumstances you would consider exceeding 75 percent of the appraised value of the property. Please revise your disclosure or advise.
     Response: The Issuer has revised the disclosure on page 76 of the Prospectus to make it more clear that until the Issuer’s common stock is listed, the Issuer will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans on such property, including the Issuer’s loan, would exceed an amount equal to 85.0% of the appraised value of such property as determined by appraisal unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria; however, it is expected that the Issuer’s board of directors will adopt a policy to limit the aggregate amount of all mortgage loans outstanding on one property, including the Issuer’s loan, to 75.0% of the appraised value of the property absent the existence of substantial justification for exceeding such limit because of the presence of other underwriting criteria. Other underwriting criteria that may justify exceeding either the charter-imposed limit or the board’s more restrictive policy might include the presence of guarantees, letters of credit or other types of additional security for the loan.
Investment Company Act Considerations, page 77
10.	We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption upon which you intend to rely and how your investment strategy will support that exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.
        Response: The Issuer respectfully submits that its investment strategy excludes the Issuer from the definition of “investment company” for purposes of the Investment Company Act of 1940, as

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

amended (the “Investment Company Act”), due to the provisions of Section 3(c)(5)(C) of the Investment Company Act. That section provides an exclusion for “any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in . . . purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.”
     The Issuer’s securities do not represent face-amount certificates of the installment type or periodic payment plan certificates. Furthermore, the Issuer is not engaged in the business of issuing redeemable securities, as such term is defined in Section 2(a)(32) of the Investment Company Act. To be a redeemable security under that section of the Investment Company Act, the holder of the security must be “entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof,” upon presentation of his securities to the Issuer. Although the Issuer has adopted a discretionary share repurchase plan, the repurchase price under the plan generally is based on the price at which the holder purchased his shares or the price at which such shares are currently being offered by the Issuer, and not the net asset value of the Issuer. Furthermore, the share repurchase plan is completely discretionary, and the Issuer’s board of directors may suspend, terminate or amend the share repurchase plan at any time. As a result, the security holder is never “entitled” to his “proportionate share” of the Issuer’s net assets, and thus, the Issuer is not issuing “redeemable securities” as that term is used in the Investment Company Act. See American Home Finance Corporation (pub. avail. May 11, 1981).
     The Issuer’s investment strategy is to use substantially all of the net proceeds from the proposed offering to invest in a diversified portfolio of real estate properties, focusing primarily on medical office buildings and healthcare-related facilities. To a much lesser extent, the Issuer also may originate or acquire real estate-related investments such as mortgage, mezzanine, bridge and other loans, and provided that such investments do not cause the Issuer to be deemed an “investment company” under the Investment Company Act, the Issuer may invest in common and preferred stock of, or other interests in, public or private real estate companies, commercial mortgage-backed securities, and certain other securities, including collateralized debt obligations and foreign securities.
     If the Issuer originates or acquires any loans, all of such loans will be either (1) fully secured by a lien (first or second) on the subject real estate (Class I real estate loans), (2) fully secured by a lien on the subject real estate and additional assets of the borrower, which may include equity interests in the borrower entity or other parent entity that owns the borrower entity, a pledge of additional assets of the borrower including real estate, and/or the personal guarantees of the borrower’s principals or of the borrower entity (Class II real estate loans), or (3) fully secured by a lien on 100% of the equity interests in the entity that holds the subject real estate (Tier 1 mezzanine loans). The Issuer will apply the same underwriting criteria and analysis of the underlying real estate to each of its secured loans, regardless of how it decides to structure the respective loan.
     In respect of the Investment Company Act, the Staff has taken a no-action position where (1) at least 55% of the value of the assets of the entity consisted of interests in and mortgages or other liens on real estate (so-called “qualifying interests”); (2) at least 25% of the value of the assets of the entity consisted of real estate-type interests, subject to reduction below 25% to the extent the value of the assets described in (1) above exceeds 55%; and (3) up to 20% of the value of the assets of the entity consisted of

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

miscellaneous investments. See Investment Company Act Release No. 3140 (Nov. 18, 1960), United Bankers, Inc. (pub. avail. Mar. 23, 1988), United States Property Investment N.V. (pub. avail. May 1, 1989), The State Street Mortgage Co. (pub. avail. July 17, 1986) and Citytrust (pub. avail. Dec. 19, 1990). See also Capital Trust, Inc. (pub. avail. May 24, 2007), in which the Staff took the position that a so-called “Tier 1 mezzanine loan” was a qualifying interest where: (1) the mezzanine loan was a subordinated loan made specifically and exclusively for the financing of real estate; (2) both junior mortgages and the company’s mezzanine loans were underwritten based on the same considerations and after the lender performed a hands-on analysis of the property being financed; (3) the company exercised ongoing control rights over the management of the underlying property; (4) the company had the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the mortgage loan was the property being financed and any incidental assets related to the ownership of the property; and (6) the company had the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.
     At least 55% of the Issuer’s investments are expected to be qualifying interests for purposes of the Investment Company Act, consisting of fee interests in real estate, Class I real estate loans and Tier 1 mezzanine loans. At least 25% (subject to reduction below 25% to the extent the value of the assets described in the preceding sentence exceeds 55%) of the Issuer’s investments are expected to be Class II real estate loans, securities issued by companies primarily engaged in the real estate business, interests in commercial mortgage-backed securities. Miscellaneous investments will be limited to no more than 20% of the value of the assets of the Issuer. Consistent with guidance issued by the Commission, the Issuer believes its investment strategy excludes the Issuer from the definition of “investment company” for purposes of the Investment Company Act.
     The Issuer is the holder of a 99.0% general partner interest in Grubb & Ellis Healthcare REIT II Holdings, LP (the “Operating Partnership”). The Issuer’s investment strategy is to invest primarily in real estate or, to a far lesser extent, other real estate-related investments, as described above. Although the Issuer may make such investments directly, the Issuer currently intends to acquire the investments indirectly through the Operating Partnership. The Issuer intends to operate the Operating Partnership in such a manner that the Operating Partnership is not required to register as an investment company by virtue of Section 3(c)(5)(C) of the Investment Company Act which excludes from the definition of “investment company” any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interest in real estate. The Issuer expects that in most instances, investments will be made through special purpose entities wholly owned by the Operating Partnership and established for the sole purpose of acquiring, owning and operating the respective asset. Any such special purpose entities will be excluded from the definition of “investment company” under Section 3(c)(1) of the Investment Company Act, which excludes any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

Our Advisor, page 89
11.	We refer to your disclosure in the risk factors that your advisor may receive fees in the event you internalize your advisor in connection with your conversion to a self-administered REIT. Please disclose if it is your intent to convert to a self-administered REIT and disclose the circumstances in which the company would convert.
     Response: The Issuer does not currently have any intentions to internalize its advisor, nor does it currently have any intentions to convert to a self-administered REIT. The Issuer believes internalization or self-administration would be a prerequisite to listing its shares of common stock on a national securities exchange. If at some time during the five-year period following the offering period the Issuer’s board of directors determines that listing its shares on a national securities exchange is in the best interest of the Issuer’s stockholders, then conversion to a self-administered REIT would be considered.
Conflicts of Interest, page 102
12.	We refer to the right of first refusal held by Grubb & Ellis Healthcare REIT, Inc. and note that such right terminates when Grubb & Ellis Healthcare REIT, Inc. has invested the net offering proceeds from its current public offering. Please disclose, if known, when you expect such right of first refusal to terminate.
     Response: The Issuer presently does not know when Grubb & Ellis Healthcare REIT, Inc. will finish investing the net proceeds from its current public offering. Any disclosure that speaks of an expected date when the right of first refusal will expire would be highly speculative.
Prior Performance Summary, page 107
13.	Please give the inception date for Grubb & Ellis Group.
     Response: The Issuer has revised the first sentence of the section of the prospectus captioned “Prior Performance Summary — Prior Investment Programs” on page 108 to replace the words “date of inception” with “April 1998,” the date of inception for Triple Net Properties, LLC (now known as Grubb & Ellis Realty Investors, LLC), which is an indirect wholly-owned subsidiary of Grubb & Ellis Company.
Share Repurchase Plan, page 150
14.	Please include a statement that a shareholder must present for repurchase at least 25 percent of shares owned to participate in the share repurchase plan.
     Response: The Issuer has revised the disclosure under the caption “Share Repurchase Plan” beginning on page 153 of the Prospectus to disclose that a stockholder must present for repurchase at least 25 percent of the shares such stockholder owned as of the date of presentment to participate in the share repurchase plan.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

15.	Please include a brief discussion of any potential tax consequences related to the repurchase of shares. Refer to Item 17(6) of Industry Guide 5.
        Response: The Issuer has revised the disclosure under the caption “Share Repurchase Plan” beginning on page 153 of the Prospectus to include disclosure of any potential tax consequences related to the repurchase of shares.
16.	Please clarify if repurchase requests that you were not able to accommodate in a prior quarter will be given priority over new requests.
        Response: The Issuer has revised the disclosure under the caption “Share Repurchase Plan” beginning on page 153 of the Prospectus to clarify that if funds are insufficient to honor all repurchase requests in a given quarterly period, then any unfulfilled requests will be honored in subsequent periods on a pro rata basis along with other redemption requests for the respective period.
Redemption Rights, page 157
17.	Please clarify how you will determine the value of the shares of common stock that may be issued to your limited partners upon redemption of any limited partnership units.
        Response: In the event that limited partnership units of the Operating Partnership are redeemed for shares of the Issuer’s common stock, the number of shares of common stock that will be issued will equal the number of limited partnership units that are presented for redemption (as adjusted for any combinations, splits, recapitalizations or similar actions with respect to the securities). In other words, the limited partnership units would be redeemed for shares of common stock on a one-for-one basis (as adjusted as set forth above). The Issuer believes that such an arrangement would not require the Issuer to determine the value of the shares of common stock at the time of any such redemption.
Financial Statements and Notes
Note 4. Related Party Transactions, page F-S
18.	Please consider expanding your note disclosures to include significant terms relating to the agreements with your advisor, dealer manager, and its affiliates. Expanded disclosures should include information related to fees and compensation to be paid as disclosed in other parts of your filing.
        Response: As of the date of the Amendment, the Advisory Agreement and Dealer Manager Agreement have not been executed by the parties and are not yet binding obligations of the Issuer. Prior to effectiveness, the Issuer will enter into the Advisory Agreement and Dealer Manager Agreement and such agreements will be added into a Subsequent Events footnote.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

Exhibit A — Prior Performance Tables
19.	We note your table information is as of or through December 31, 2007. Please update the information within these tables to be as of or through December 31, 2008.
        Response: The Issuer has updated the Prior Performance Tables to be as of or through December 31, 2008.
20.	We note that you have not included Table I for your public programs. Please tell us why you have not included this information.
        Response: Pursuant to Guide V, Table I is required for programs for which the offering closed in the most recent three years. All of the public programs either closed more than three years ago or are currently still open.
21.	Please tell us why you have not included Table III data for Grubb & Ellis Apartment REIT, Inc. and Grubb & Ellis Healthcare REIT, Inc.
        Response: Pursuant to Guide V, Table III is required for programs for which the offering closed in the most recent five years. The offerings by Grubb & Ellis Apartment REIT, Inc. and Grubb & Ellis Healthcare REIT, Inc. are currently still open.
22.	We note that you have not included Table IV data for T REIT, Inc. Please confirm for us that T REIT Liquidating Trust maintains ongoing operations or tell us why you have omitted this information.
        Response: Pursuant to Guide V, Table IV is required for programs that have completed operations (no longer hold properties) in the most recent five years, even if they still hold notes. T REIT Liquidating Trust still holds an interest in one property.
Prospectus Back Cover Page
23.	Please remove the reference to Grubb & Ellis Realty Investors on the back cover page of the prospectus or advise us why such revision is not necessary.
        Response: The Issuer respectfully submits that the back cover page of the Prospectus complies with Item 502 of Regulation S-K and that the Grubb & Ellis Realty Investors logo does not detract from or obscure the required information appearing on the back cover page.
24.	The back cover page lists the maximum offering as 300,000,000 shares. Please revise to include the shares to be offered pursuant to your dividend reinvestment plan and to be consistent with the front cover page of the prospectus.
        Response: The Issuer has revised the back cover of the prospectus in the Amendment to include the shares to be offered pursuant to its distribution reinvestment plan in response to the Staff’s comment.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
May 8, 2009

25.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.
        Response: The Issuer acknowledges the Staff’s comment and will file all required exhibits as promptly as possible.

Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost
Enclosures

cc:	Andrea Biller, Esq. Cora Lo, Esq. Heath Linsky, Esq.